

SEC 02004978 COMMISSION
549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00



MAR 0 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

David Lerner Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Jericho Turnpike
(No. and Street)

Syosset	New York	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Chodosh (516) 921-4200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

DAVID LERNER ASSOCIATES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Alan P. Chodosh affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of David Lerner Associates, Inc. (the "Company"), for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.


February 15, 2002

Signature Date

Chief Financial Officer

Title

Subscribed and sworn to before me on
this 15th day of February 2002



Notary Public

TRUDY FRANCO
Notary Public, State of New York
No. 01FR5025817
Qualified in Nassau County
Commission Expires April 4, 2002

Deloitte & Touche LLP
1633 Broadway
New York, New York 10019-6754

Tel: (212) 489-1600
Fax: (212) 489-1687
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

David Lerner Associates, Inc.

We have audited the accompanying statement of financial condition of David Lerner Associates, Inc. (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of David Lerner Associates, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2002

DAVID LERNER ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$ 1,893,874
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	321,997
CASH DEPOSITED WITH CLEARING ORGANIZATIONS	585,000
RECEIVABLES FROM:	
Customers	9,822,182
Brokers and dealers	3,927,532
Related parties	1,396,716
SECURITIES OWNED, AT FAIR VALUE	12,391,721
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS AT COST, LESS ACCUMULATED DEPRECIATION OF $2,410,924	745,181
OTHER ASSETS	1,371,126
TOTAL	$ 32,455,329

LIABILITIES AND STOCKHOLDER'S EQUITY

SHORT-TERM BANK LOANS	$ 16,249
PAYABLES TO:	
Customers	3,517,921
Brokers and dealers	778,111
SECURITIES SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE	1,055,376
COMMISSIONS PAYABLE	1,214,338
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	4,237,973
	10,819,968
STOCKHOLDER'S EQUITY:	
Common stock, no par value; authorized 200 shares, 10 shares outstanding	5,000
Additional paid-in capital	952,370
Retained earnings	20,677,991
Total stockholder's equity	21,635,361
TOTAL	$ 32,455,329

See notes to statement of financial condition.

1. INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company primarily conducts business with retail customers at branch offices in the east coast of the United States of America.

Customers' securities transactions are recorded on a settlement date basis.

Securities owned and sold, but not yet purchased ("financial instruments"), are recorded, at fair value. The fair value of trading positions are generally based on quoted market prices. If quoted market price is not available, fair value is determined based on other relevant factors, including dealer price quotations and price quotations for similar instruments traded in different markets.

Derivative financial instruments traded by the Company represent financial futures contracts. Derivatives held for trading or to hedge trading inventory positions are marked-to-market daily. Market values for such exchange traded derivatives are based on quoted market prices. There were no material open contracts at December 31, 2001.

Repurchase and resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. There were no repurchase and resale agreements at December 31, 2001.

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The preparation of the statement of financial condition is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, a replacement of SFAS No. 125 ("SFAS 140"). These provisions relate primarily to the accounting for collateral received or pledged in secured borrowing transactions. The Company adopted the provisions of SFAS No. 140 that were required to be adopted in the second quarter of 2001. The adoption of the new provisions of SFAS No. 140 had no impact on the Company's statement of financial condition as of December 31, 2001.

2. RECEIVABLES FROM, AND PAYABLES TO, CUSTOMERS

Receivables from, and payables to, customers represent amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

3. RELATED PARTY TRANSACTIONS

The Company is wholly owned by David Lerner (the "Stockholder").

The Company provides administrative services and office space to an affiliate ("SRLA") owned by David Lerner Organization, which is owned by a relative of the Stockholder. In addition, the Company, SRLA and various other affiliates (controlled by the Stockholder) loan and borrow funds among the group.

At December 31, 2001, the receivables from related parties were as follows:

DSD Realty, LLC	$1,106,945
SRLA, Inc. (an insurance agency)	155,132
Other	134,639
Total receivables from related parties	$1,396,716

Pursuant to a lease extension agreement, entered into on December 5, 2001, between the Company and David Lerner Realty (wholly-owned by the Stockholder), the Company is liable for rental charges equal to the higher of the market rent or the monthly debt service costs of the indebtedness relating to the building occupied by the Company and its affiliates (see Note 9). The monthly debt service cost of the indebtedness is comprised of principal payments of $15,600 per month plus interest. The indebtedness matures on December 5, 2011. The lease terminates on October 31, 2004. As of December 31, 2001, there is a receivable from David Lerner Realty of $32,767 which is included in the table above.

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, consist of the following:

	Owned	Sold, But Not Yet Purchased
State and municipal obligations and other	$ 7,149,870	$ 185,709
Mortgage-backed securities	3,828,425	869,667
Equities	1,413,426	-
Total	$12,391,721	$ 1,055,376

5. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2001, furniture, equipment and leasehold improvements consist of the following:

Furniture and fixtures	$ 1,610,197
Data processing equipment	598,944
Telephone equipment	408,591
Leasehold improvements	394,280
Automobiles	144,093
Total	3,156,105
Less accumulated depreciation	2,410,924
Furniture, equipment and leasehold improvements - net	$ 745,181

6. OTHER ASSETS

At December 31, 2001, other assets consist of the following:

Commissions receivable	$ 566,220
Prepaid expenses	274,016
Employee advances and investment counselors' advances receivable (net of allowance for doubtful accounts of $59,393)	101,282
Interest and dividend receivable	154,792
Other	274,816
Total other assets	$ 1,371,126

7. SHORT-TERM BANK LOANS

Short-term bank loans bear interest at the federal funds rate plus 50 basis points. The loans are collateralized by marketable securities owned by the Company and by customers up to the loan amount plus an additional percentage based on the type of security collateral and are payable upon demand.

The Company adopted SFAS No. 140 which requires the reclassification of certain pledged assets and disclosures regarding collateral for the December 31, 2001 financial statements. At December 31, 2001, the fair value of securities received as collateral where the company was permitted to sell or repledge the securities was $12,349,554 and the fair value of the portion that had been sold or repledged approximated the amount of the bank loans.

8. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches twenty-five percent of employee contributions up to $1,500. Employees are fully vested in their own contributions. Company contributions vest twenty percent after three years of participation in the Plan and an additional twenty percent for each succeeding year, with full vesting after seven years. It is the Company's policy to fund all amounts when due.

Beginning in 1987, all investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement"). A bonus of between 4 percent and 10 percent of annual compensation is credited to their account, assuming certain minimum performance standards are achieved. The bonus is reduced by the Company's contribution to the investment counselors' 401(k) plan and is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. The Company may, at its sole discretion, terminate the Agreement at any time. The five year participation requirement provided in the Agreement will then be waived and each investment counselor will be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment). The Company recognizes twenty percent of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations. The longevity bonus for the year ended December 31, 2001, which will be fully vested by the end of the fifth year, amounted to $769,767 (total bonuses of $778,767 less $9,000 contributed to the 40l(k) plan). The total unrecorded amount of $1,150,621 is being amortized in equal installments over the years needed to record the full liability by the end of the respective fifth year. At December 31, 2001, the liability to investment counselors under the Agreement aggregated $1,180,192 and is included in accrued expenses.

Effective as of January 1, 1998, the Company established the David Lerner Associates, Inc. Equity Participation Plan (the "EPP"). The EPP which is primarily for selected employees, has authorized 137,100 units representing ten percent of the Company's equity for grants to employees. The EPP's units are essentially the economic equivalent of shares in the Company. Subject to the terms of the EPP, after ten years, the holder of EPP units will be paid for the value of such units, over a five-year period. In addition, among the various provisions, the EPP provides for partial vesting beginning after five years from the date of grant and the option for the Grantee to extend the Grant at the end of the ten-year period. As of December 31, 2001, 112,452 EPP units are outstanding with a future value totaling $528,435.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under several noncancellable lease agreements primarily for the rental of offices. The lease agreements contain customary escalation clauses based principally upon real estate taxes, building maintenance and utility costs. One of the above-mentioned leases is with the Stockholder (see Note 3).

At December 31, 2001, minimum annual rental commitments, exclusive of common area charges, are as follows:

Year Ending December 31,	Amount
2002	$1,009,785
2003	929,756
2004	696,043
2005	150,000
Thereafter	137,500
Total	$2,923,084

The Company has been named as a defendant in several claims and lawsuits incidental to its securities business. Management of the Company, based on discussions with legal counsel, believes that these

actions are adequately provided for, and that their resolution will not have a material adverse effect on the financial condition of the Company.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2001, the Company had net capital of $16,745,524 which was 153.55 percent of aggregate debit balances and $16,495,524 in excess of required net capital.

11. INCOME TAXES

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the Stockholder. The provision for income taxes for the year ended December 31, 2001 represents amounts provided for those states that impose a tax on S corporations and for those states that do not recognize S corporation status.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by either the client or the counterparty, the Company may be required to discharge the obligation of the nonperforming party. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has procedures in place which are designed to monitor the credit worthiness of each client and counterparty with which it conducts business.

13. FAIR VALUE DISCLOSURES

Due to the nature of its operations, substantially all of the Company's assets are comprised of receivables from brokers and dealers, customers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value.

Similarly, substantially all of the Company's liabilities arise from short-term bank loans, payables to brokers and dealers, and customers, securities sold, but not yet purchased, and other short-term liabilities. The bank loans and the payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 15, 2002

David Lerner Associates, Inc.
477 Jericho Turnpike
Syosset, New York 11791

In planning and performing our audit of the financial statements of David Lerner Associates, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including the control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP